Exhibit 99.1

BARRICK MINES SET TO DELIVER STRONG FINISH TO THE YEAR

TORONTO – NOVEMBER 7, 2024	NYSE: GOLD
ALL AMOUNTS EXPRESSED IN U.S. DOLLARS	TSX: ABX

Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) dealt with ongoing challenges and made significant progress on many fronts in the third quarter of the year to keep its annual production and cost guidance within reach on the back of the strong performance anticipated in Q4.

Gold production was in line with that of the previous quarter while copper production was up 12% quarter on quarter. The Company said it was on track for a materially improved Q4, driven by the continuing ramp-up of the Pueblo Viejo plant expansion, increased throughput at Nevada Gold Mines and higher grades at Kibali.

Improved margins across the gold operations reflected the higher gold price and cost discipline. Net earnings per share rose by 33% year on year, operating cash flow totaled $1.18 billion and free cash flow1 of $444 million was up 31% quarter on quarter. Debt net of cash was reduced by 27% quarter on quarter. An unchanged quarterly dividend of 10 cents per share was declared and shareholder returns were enhanced by a further share buyback of $95 million in Q3.

CONTINUED ON PAGE 3

Key Performance Indicators

Financial and Operating Highlights

Financial Results	Q3 2024	Q2 2024	Q3 2023

Realized gold price[2,3] ($ per ounce)	2,494	2,344	1,928

Realized copper price[2,3] ($ per pound)	4.27	4.53	3.78

Net earnings[4] ($ millions)	483	370	368

Adjusted net earnings[5] ($ millions)	529	557	418

Attributable EBITDA[6] ($ millions)	1,292	1,289	1,071

Net cash provided by operating activities ($ millions)	1,180	1,159	1,127

Free cash flow[1] ($ millions)	444	340	359

Net earnings per share ($)	0.28	0.21	0.21

Adjusted net earnings per share[5] ($)	0.30	0.32	0.24

Attributable capital expenditures[7,8] ($ millions)	583	694	589

Operating Results	Q3 2024	Q2 2024	Q3 2023

Gold

Production[2] (thousands of ounces)	943	948	1,039

Cost of sales (Barrick’s share)[9,2] ($ per ounce)	1,472	1,441	1,277

Total cash costs[2,10] ($ per ounce)	1,104	1,059	912

All-in sustaining costs[2,10] ($ per ounce)	1,507	1,498	1,255

Copper

Production[2,11] (thousands of tonnes)	48	43	51

Cost of sales (Barrick’s share)[12,2] ($ per pound)	3.23	3.05	2.68

C1 cash costs[2,13] ($ per pound)	2.49	2.18	2.05

All-in sustaining costs[2,13] ($ per pound)	3.57	3.67	3.23

Financial Position	As at 9/30/24	As at 6/30/24	As at 9/30/23

Debt (current and long-term) ($ millions)	4,725	4,724	4,775

Cash and equivalents ($ millions)	4,225	4,036	4,261

Debt, net of cash ($ millions)	500	688	514

Best Assets

∎	Higher margins[14] across gold operations on back of higher gold price and stable unit costs

∎	Pueblo Viejo increases quarterly production and lowers unit costs as part of ongoing plant ramp-up and stabilization

∎	Another strong quarter from Loulo-Gounkoto with full-year production expected to be at the top end of guidance

∎	Successful completion and commissioning of Phase 2 of Gold Quarry roaster expansion sets Carlin and Cortez up for strong delivery in Q4

∎	Turquoise Ridge continues to progress underground mining ramp-up

∎	2024 copper production on track for midpoint of guidance range

∎	Reko Diq and Lumwana feasibility studies on track for year end completion; ordering of long-lead items commenced

∎	Drilling at Fourmile completes 24 holes with additional 11 underway, continuing to support substantial growth in Fourmile orebody

∎	Renewed discipline and focus on quality confirms exciting exploration targets with Tier One[15] potential around existing operations and on early-stage projects

Leader in Sustainability

∎	Year-on-year improvement in the TRIFR[16] and LTIFR[16], regrettably marred by a fatality at Kibali

∎	Concurrent rehabilitation ahead of plan across the group, with five TSFs to be recommended for Safe Closure by year-end

∎	Reko Diq and Lumwana ESIAs completed and submitted to relevant authorities

∎	Barrick Academy on track to have trained over 2,700 managers in Africa & Middle East region by 2025

∎	In Balochistan, new vocational programs launched to support the development of local employees

Delivering Value

∎	Q3 operating cash flow of $1.18 billion and free cash flow[1] up 31% quarter-on-quarter to $444 million

∎	Net earnings per share of $0.28 and adjusted net earnings per share[5] of $0.30 for the quarter

∎	Debt, net of cash reduced by 27% quarter-on-quarter

∎	Continuation of share buybacks deliver enhanced returns to shareholders

∎	$0.10 per share dividend declared

BARRICK THIRD QUARTER 2024	2	PRESS RELEASE

CONTINUED FROM PAGE 1

President and chief executive Mark Bristow said the Company was again planning to replace mineral reserves net of depletion in 2024 by a significant margin, driven by the contributions from the Reko Diq copper-gold project and the Lumwana Super Pit expansion project. The feasibility studies for both projects are on track for completion by the year-end. Long lead items are being ordered and key project team members are being recruited.

“The Fourmile project in Nevada continues to show exciting value potential, and significant new satellite orebody opportunities have been highlighted at Loulo and Kibali. In addition, our exploration teams are working on very promising new prospects across our portfolio,” he said.

Barrick is continuing to invest in its leadership and employee skills development, expanding its bench strength across all three regions.

Bristow noted that over the last five years the Company had reduced its closure liabilities by more than $1 billion through the continuous review and optimization of closure projects. In addition, in 2023 two Tailings Storage Facilities (“TSF”) conformed to the Safe Closure requirements as per the Global Industry Standard on Tailings Management (“GISTM”) with a further five expected to conform by the end of this year.

Q3 2024 Results Presentation

Mark Bristow will host a live presentation of the results today at 11:00 AM ET, with an interactive webinar linked to a conference call. Participants will be able to ask questions.

Go to the webinar

US/Canada (toll-free), 1 844 763 8274

UK (toll), +44 20 3795 9972

International (toll), +1 647 484 8814

The Q3 presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

Investor Day 2024

Please join us for Barrick’s Investor Day on Friday, November 22, 2024. The event begins at 9:00 AM ET and will include presentations by members of the Barrick Executive Team covering Exploration, Mineral Resource Management, Operations, Growth Projects, Finance & Supply Chain and Sustainability. Register now for the webinar.

BARRICK DECLARES Q3 DIVIDEND

AND BUYS BACK ADDITIONAL SHARES

Barrick today announced the declaration of a dividend of $0.10 per share for the third quarter of 2024. The dividend is consistent with the Company’s Performance Dividend Policy announced at the start of 2022.

The Q3 2024 dividend will be paid on December 16, 2024 to shareholders of record at the close of business on November 29, 2024.

Barrick also repurchased an additional 4.725 million shares during the third quarter under the $1 billion share buyback program that was announced in February 2024, bringing the total repurchases during the year to 7.675 million shares.

“The continued strength of our balance sheet, bolstered by record high gold prices and our world class gold and copper asset base, allows us to distribute a robust quarterly dividend whilst maintaining ample liquidity to invest in the growth of our business and to repurchase additional stock at a compelling valuation,” said senior executive vice-president and chief financial officer Graham Shuttleworth.

BARRICK THIRD QUARTER 2024	3	PRESS RELEASE

AFTER CHALLENGING START, PUEBLO VIEJO

EXPANSION STARTS DELIVERING THE GOODS

Pueblo Viejo’s ambitious expansion and upgrade project — designed to extend the Barrick-operated Tier One mine’s life to beyond 2040 with an average annual gold production of 800,000 ounces17 (100% basis) — is getting up to speed with a 23% quarter-on-quarter increase in production in Q3. It also improved its throughput for the fourth consecutive quarter.

This performance is a tribute to the management team who, with executive support, had to overcome a series of major equipment failures during the commissioning and ramp-up phases. These included the collapse of the new stockpile feed conveyor structure, which necessitated its re-engineering and re-establishment in a complex operating environment, as well as the redesign and replacement of the flotation circuit gearboxes.

The mine expects to achieve an 80% recovery rate by year-end, rising to 85% in 2025, and is targeting a 90% recovery rate by 2027. This will be supported by installation and commissioning of a new closed circuit classification step and grinding thickener-capacity increase. Also on the short-term to-do list are bringing the deslime cyclones and staged reagent dosing to full operation which will increase the efficiency of the flotation operations by reducing the fines and increasing capacity of the carbon in leach launders to improve carbon containment at higher throughput.

In the meantime, work on the new tailings facility is progressing with the completion of the environmental study. Resettlement work is also advancing with several hundred of the 700 all-amenity new homes required already built or under construction. The full relocation is expected to be completed by 2025.

BARRICK THIRD QUARTER 2024	4	PRESS RELEASE

EXPLORATION SET TO DELIVER ANOTHER YEAR

OF RESERVE REPLACEMENT AS WELL AS

NEW HIGH-POTENTIAL TARGETS

Barrick’s brownfields and greenfields exploration teams are having a good year with exciting drilling results from around its orebodies pointing to the company retaining its record of reserve replacement and new targets, with Tier One potential, emerging elsewhere within its global portfolio.

Nevada continues to develop orebody and greenfields opportunities, with a strong focus on the Cortez complex, with drilling at the Swift target, and at the Fourmile project, where an exciting hole two kilometers north of Dorothy has intersected a broad zone of Carlin-style alteration. Framework drilling of a large anomalous altered target along strike from the Gold Quarry mine in the Carlin Trend will be completed this year. Elsewhere in the western USA, targets are being developed throughout consolidated positions in multiple prospective terrains, while in Canada, fieldwork on three separate projects has identified multiple targets with anomalous alteration and geochemistry for follow-up work.

The Latin America & Asia Pacific region has made enormous progress in rationalizing its legacy portfolio and the focus is now on target delineation, moving prospects up the resource triangle. Several drill-ready targets have been identified in the Pueblo Viejo and Veladero districts as well as in Barrick’s portfolio in Peru. In Pakistan, the exploration team on-site at Reko Diq is raking in opportunities for an updated resource triangle by the end of this year. Early indications are that the mining lease area holds a resource potential far beyond what is currently envisaged.

In the Africa & Middle East region, the Baboto complex system within the Loulo Lease is showing the potential for a major discovery with the mineralization expanding in multiple directions and exhibiting similarities in style and control to Yalea. A detailed model update will drive an aggressive assessment of the potential in Q1 next year. A full Loulo district geological model — including Bambadji/Dalema across the river in Senegal — will also be updated by the end of the year to produce a new resource triangle for the next generation of major discoveries. At Kibali, the ARK corridor is showing the potential to deliver a high-grade, multi-million-ounce satellite complex less than four kilometres from the processing plant. At the same time, new large-scale grassroots targets are emerging within the Kibali basin, complementing early-stage potential along the KZ trend.

In Tanzania, the update of the Gokona-Gena model is being applied across the entire 20-kilometer corridor to generate and prioritize high-impact targets, while geochemical drilling on the Bulyanhulu Inlier has intersected multiple gold and copper anomalies. Follow-up drilling to rank these for aggressive testing is underway.

BARRICK THIRD QUARTER 2024	5	PRESS RELEASE

NEVADA GOLD MINES FOCUSED ON

FLEXIBILITY, RELIABILITY AND EFFICIENCY

New rolling plans and investment in contractors to enhance underground development inventory at Nevada Gold Mines (“NGM”) are keeping development faces ahead of operational stopes, increasing the flexibility the mines need to increase the overall processed grade and subsequently ounce production.

Over the past 12 months, this new approach, known as Stope Line Ready – Developed Reserves, has increased the amount of accessible ore developed and ready for production by 19% for longhole stopes and 33% for drift and fill areas. This is equivalent to raising developed capacity from three to four months at current mining volumes. It has the added benefit of maximizing consistency of plan execution, reducing the need to replan the mine to cover shortfalls.

NGM is also making substantial investments in replacing and upgrading equipment and infrastructure which, while in the short term will be reflected in its costs, will effectively recapitalize the complex for the next 10 to 15 years. This follows years of underinvestment prior to the formation of the joint venture. Since its formation, the joint venture has extended the life of mine for the complex by more than ten years and this reinvestment period will ensure the equipment and infrastructure deliver world-class performance for this extended life.

Investments in the open pits include 63 new Komatsu trucks, of which 47 have been purchased and delivered to increase the average payload per truck by approximately 15% and availability by 7%-25%, while significantly lowering maintenance spend. During the quarter at Carlin, open pit optimization work was also conducted, and several pieces of equipment are being parked with the impacted workforce being offered new assignments throughout NGM where the need exists and to reduce higher-cost contractors supplementing our workforce.

Investment continued in our process facilities with the completion of the Gold Quarry roaster expansion project to increase throughput by 20% combined with process improvements at the Goldstrike roaster. These facilities are now back to industry-leading reliability and operational performance. At the Turquoise Ridge Sage autoclave, significant process equipment upgrades were completed during the quarter, increasing its reliability and performance. We expect to continue these investments over the next couple of years with planned investments in underground equipment and infrastructure, process infrastructure, and notably, automation technology. As these investments pay dividends and we return to our natural sustaining capital run rate, unit costs are projected to taper off and margins will significantly improve.

THE BARRICK ACADEMY ROLLS OUT TO NEVADA

Based on the success of the Barrick Academy at the now closed and repurposed Buzwagi mine in Tanzania, the Academy concept will be rolled out to NGM and incorporated into its existing training mine, which was established in 2022 to equip new hires to work safely and efficiently.

Based on the success of the Barrick Academy at the now closed and repurposed Buzwagi mine in Tanzania, the Academy concept will be rolled out to NGM and incorporated into its existing training mine, which was established in 2022 to equip new hires to work safely and efficiently. The launch date is set for 2025 and more than 700 frontline supervisors, general supervisors and superintendents are expected to complete the training that year.

Opened in March, the Buzwagi Barrick Academy offers a program called the Foundations for Leadership and Management. Aimed at frontline staff, this four-day, 40-hour program features 16 interactive modules and is designed to enhance leadership skills, team collaboration and productivity improvement. So far 1,137 participants have completed the course with more than double that number expected to be trained over the next 24 months.

Courses at the enlarged Academy will be extended to include Barrick’s contractors and the curriculum expanded to cover more disciplines, such as financial leadership, advanced computer literacy and safety. This is being done to ensure a uniform standard of training quality across the group.

“Barrick has the industry’s best assets and the best people that we need to fully develop to maximize their value. The expansion of the Barrick Academy underlines our dedication to investing in the professional growth of our workplace,” says Mark Bristow.

BARRICK THIRD QUARTER 2024	6	PRESS RELEASE

Storm water management infrastructure ensures significant precipitation events can be safely managed at our Giant Nickel closure site in British Columbia, Canada.

REALIZING LONG-TERM VALUE THROUGH

SUSTAINABLE MINE CLOSURE

As reclamation costs and liabilities are projected to grow significantly across the mining industry, Barrick’s efforts to proactively understand and mitigate closure risk are helping to keep its closure costs and liabilities low.

Group sustainability executive Grant Beringer says the sustainable closure of Barrick’s mines plays a key part in its endeavors to create long-lasting value. “We believe that how we close our mines is as important as how we build and operate them, and that is why we plan their closure before we even start designing them,” he says.

Beringer says sustainable mine closure creates value for Barrick through the realization of cost efficiencies by executing concurrent rehabilitation while mines are still operating; the repurposing of mining infrastructure to create new economic opportunities for communities; and the creation of post-closure conditions to facilitate divestiture. “Responsible mine closure also maintains stakeholder trust and improves our license to operate,” Beringer says.

Relative to 2018 and inclusive of the acquired properties, Barrick has reduced its closure liabilities across the group by more than $1 billion (36%) through the continuous review, optimization and completion of closure projects. This year alone more than $20 million of closure project savings were identified and realized.

According to Beringer, substantial opportunities for value creation lie in Barrick’s North American legacy portfolio. Over the past five years Barrick has optimized the portfolio, making adjustments to post-closure management plans as well as working with local communities and other stakeholders to identify alternative development opportunities.

“Since 2019, we have invested $280 million in our North American legacy portfolio with the ambitious goal of reducing liabilities by approximately 80% over the next 10 years. In 2024, we will spend approximately $65 million on risk mitigation and eliminating active water treatment as a long-term closure strategy at our legacy sites in New Mexico, California, Colorado, South Dakota and British Columbia,” he says.

“This quarter we also successfully completed the Buzwagi TSF closure project in Tanzania which began in 2022 and, at Pierina in Peru, good progress was made on the closure of the heap leach and waste rock facilities, with the remaining rehabilitation on track for completion in 2025,” says Beringer. “Owning, understanding and actively working to address long-term risks create resilient post-closure conditions that will allow value to be realized long after a mine stops operating.”

BARRICK THIRD QUARTER 2024	7	PRESS RELEASE

Nevada Senator Jacky Rosen and Mark Bristow (center) celebrate the completion of the 200-megawatt solar power plant at Nevada Gold Mines.

NGM COMPLETES CONSTRUCTION

OF 200MW SOLAR POWER PLANT

The Barrick-operated Nevada Gold Mines has completed the construction of the second and final phase of a 200-megawatt solar power plant, which will have the capability of producing 17% of NGM’s annual power demand while realizing a reduction of 234kt of carbon dioxide equivalent emissions per year.

Mark Bristow says the solar facility would reduce NGM’s total annual greenhouse gas emissions by 8% against a 2018 baseline.

“The solar facility is one of many initiatives to reduce our reliance on carbon-based electricity sources. We are also taking steps to modify the TS Power Plant to use cleaner-burning natural gas as a future fuel source. Additionally, in 2023, we began introducing electric vehicles to our light vehicle fleet which included the required charging infrastructure in Elko and at the main mines Carlin, Cortez, Turquoise Ridge and Phoenix, as well as the TS Power Plant,” Bristow said.

With the second 100-megawatt phase of the TS Solar Power plant now online and performance testing fully completed, NGM is shifting its focus to installation of solar and battery energy storage (“BESS”) at the operations. NGM was recently awarded $95 million in funding from the US Department of Energy to develop additional solar facilities with BESS at the Turquoise Ridge and Cortez mine sites. These will serve as a secondary power source, mitigating the impacts of power grid disruption and enhancing renewable energy consumption during off-peak hours.

In addition to the TS Power Plant conversion to co-fire capability, we are furthering studies into geothermal energy sources.

BARRICK THIRD QUARTER 2024	8	PRESS RELEASE

LUMWANA’S SUPER PIT EXPANSION

OFFICIALLY LAUNCHED

Feasibility Study Expected by Year-End

The development of a Super Pit at Barrick’s Lumwana copper mine has been officially launched by the Zambian President, His Excellency Hakainde Hichilema, accompanied by members of his cabinet.

Speaking at the groundbreaking ceremony also attended by the Barrick board of directors, Mark Bristow said a critical element of the Super Pit Expansion was its focus on creating a sustainable legacy through the development of local capacity within the region, which would benefit both local communities and businesses throughout the construction and operational phases. The expansion will need around 550 additional workers over the next five years to support the ramp up and an additional 2,500 construction workers for a three-year period to 2028.

“We are also planning to build critical infrastructure, including an airstrip and an industrial supplier park. This will enable key suppliers to establish themselves in the area, creating an economic hub that will further fuel growth and development in the wider region,” Bristow said.

“Mining plays a key role in Zambia’s economic structure and our partnership with Barrick is creating one team with a shared vision to develop a new economic frontier in the North-Western Province of the country and beyond,” said President Hakainde Hichilema.

The feasibility study for the Super Pit Expansion is expected by the end of the year, paving the way for construction to start in 2025. Once completed, the $2 billion project18,19 unlocks the potential to transform Lumwana into a long-life, high-yielding, top 25 copper producer18 and a Tier One15 copper mine, capable of contending with the volatility of the copper demand cycles.

The expansion involves first doubling throughput of the existing process circuit and then significantly increasing mining volumes. Plant throughput will grow from the current 27Mt to 52Mt, doubling the mine’s annual copper production from 120kt to a life-of-mine average of 240kt a year.19,20 The process plant expansion is supported by a ramp-up of total mining volumes, which are planned to increase incrementally year-on-year, from 150Mt in 2025 to approximately 240Mt in 2028 and then to an average rate of 290Mt per annum from 2030 onwards.19,20

Chief operating officer for Africa and Middle East Sebastiaan Bock said, “The phased ramp-up will enable a competitive cost profile over the life of the mine and annual operating cash flow and free cash flow1 are projected to improve by as much as 85% and 60%, respectively, based on the long-term copper price consensus. These production and cost improvements will contribute to an estimated incremental net present value (NPV8) of $1.7 billion18.”

At a flat long-term average copper price consensus of $4.13/lb, Barrick estimates that the project will deliver an incremental internal rate of return (“IRR”) of approximately 20%21 and a total mine IRR of more than 50%21, paying back the initial expansion capital in approximately two years after completion of the expansion. Post-expansion, cost of sales and C1 cash costs12 are estimated at approximately $2.36/lb and $1.85/lb, respectively, placing Lumwana in the first quartile of the industry, excluding the benefit of any byproducts.

According to mineral resource management and evaluation executive Simon Bottoms, the process plant engineering has matured to a point that has allowed Barrick to select major equipment vendors and place orders for long lead equipment, including both mills and crushers. “We are starting detailed engineering works this quarter and expanding our onsite accommodation while building partnerships with key suppliers and contractors ahead of the pre-construction ground preparation works, which are scheduled to start next year,” said Bottoms.

Commissioning of the new process plant is planned to start in the second half of 2027. Once the new process circuit is commissioned, the existing circuit will undergo a series of planned shutdowns, allowing Barrick to install upgrades, while ensuring uninterrupted copper delivery throughout the expansion.

The permitting process for the expansion is well underway. An Environmental and Social Impact Assessment (“ESIA”) has already been submitted to the Zambian authorities and approval is expected by the end of this year.

BARRICK THIRD QUARTER 2024	9	PRESS RELEASE

BARRICK CONTINUES TO UNLOCK VALUE

EMBEDDED IN ITS ASSET BASE

Barrick is projecting a 30% growth in the production of gold-equivalent ounces from its existing assets by the end of this decade22 while it continues to unlock the value embedded in its portfolio.

Mark Bristow says while Barrick was alert to potentially value-accretive opportunities generated by the consolidation of the industry, it had the rare luxury of doing so from an asset base that would support organic growth well into the future.

“Five years ago, we set out to build a sustainably profitable gold and copper business focused on world-class assets. We did not have to buy them at a premium: they were embedded in the merged portfolio of Barrick and Randgold and we just had to unlock their value,” he said.

“We have six Tier One15 gold mines with more in the making and our long-term plans are based on quality orebodies with industry-leading grades that drive improving cost profiles. Alongside our peerless gold portfolio, we are also building a substantial copper business, both to feed the rising demand for this strategic metal and because it enhances our growth optionality to include copper-gold porphyries.”

Bristow listed three world-class gold opportunities, all in Nevada, which he described as the world’s premier mining jurisdiction. The recently commissioned Goldrush is ramping up to a targeted 400,000 ounces per annum (100% basis) by 2028.23 Bordering on Goldrush is the 100% Barrick-owned Fourmile, which is returning grades double those of Goldrush and is another Tier One mine in the making.24 Still in Nevada, the 14-million-ounce Leeville project is developing into a major growth driver that could double Carlin’s reserves, extending its life beyond 2045.25

On the copper side of the business, two transformative projects are on track for first production in 2028. The Reko Diq copper-gold project in Pakistan is designed to produce 400,000 tonnes of copper and 500,000 ounces of gold per year in the second phase of its development.24 The Lumwana Super Pit project in Zambia will double the mine’s production over a +30-year life.24

“Mining is a consumptive industry which requires constant replacement of the ounces it depletes. Barrick leads the industry in orebody expansion and has more than replaced the gold reserves it has mined over the past five years.26 Even more significantly, the ounces that have been added are at the same or better grade than the reserves that were mined,” Bristow said.

He noted that since 2019, Barrick had also built an industry-leading balance sheet, reducing net debt by $3.5 billion, investing $11.2 billion in +10 year life-of-mine plans for its key mines and returning more than $5 billion to shareholders. Its strong operating cash flows would provide the financial flexibility to fund its growth projects.

BARRICK THIRD QUARTER 2024	10	PRESS RELEASE

2024 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	2024 forecast attributable production (000s oz)	2024 forecast cost of sales[9] ($/oz)	2024 forecast total cash costs[10] ($/oz)	2024 forecast all-in sustaining costs[10] ($/oz)

Carlin (61.5%)	800 - 880	1,270 - 1,370	1,030 - 1,110	1,430 - 1,530

Cortez (61.5%)[27]	380 - 420	1,460 - 1,560	1,040 - 1,120	1,390 - 1,490

Turquoise Ridge (61.5%)	330 - 360	1,230 - 1,330	850 - 930	1,090 - 1,190

Phoenix (61.5%)	120 - 140	1,640 - 1,740	810 - 890	1,100 - 1,200

Nevada Gold Mines (61.5%)	1,650 - 1,800	1,340 - 1,440	980 - 1,060	1,350 - 1,450

Hemlo	140 - 160	1,470 - 1,570	1,210 - 1,290	1,600 - 1,700

North America	1,750 - 1,950	1,350 - 1,450	1,000 - 1,080	1,370 - 1,470

Pueblo Viejo (60%)	420 - 490	1,340 - 1,440	830 - 910	1,100 - 1,200

Veladero (50%)	210 - 240	1,340 - 1,440	1,010 - 1,090	1,490 - 1,590

Porgera (24.5%)[28]	50 - 70	1,670 - 1,770	1,220 - 1,300	1,900 - 2,000

Latin America & Asia Pacific	700 - 800	1,370 - 1,470	920 - 1,000	1,290 - 1,390

Loulo-Gounkoto (80%)	510 - 560	1,190 - 1,290	780 - 860	1,150 - 1,250

Kibali (45%)	320 - 360	1,140 - 1,240	740 - 820	950 - 1,050

North Mara (84%)	230 - 260	1,250 - 1,350	970 - 1,050	1,270 - 1,370

Bulyanhulu (84%)	160 - 190	1,370 - 1,470	990 - 1,070	1,380 - 1,480

Tongon (89.7%)	160 - 190	1,520 - 1,620	1,200 - 1,280	1,440 - 1,540

Africa & Middle East	1,400 - 1,550	1,250 - 1,350	880 - 960	1,180 - 1,280

Total Attributable to Barrick[29,30,31]	3,900 - 4,300	1,320 - 1,420	940 - 1,020	1,320 - 1,420

COPPER PRODUCTION AND COSTS

	2024 forecast attributable production (000s tonnes)[11]	2024 forecast cost of sales[12] ($/lb)	2024 forecast C1 cash costs[13] ($/lb)	2024 forecast all-in sustaining costs[13] ($/lb)

Lumwana	120 - 140	2.50 - 2.80	1.85 - 2.15	3.30 - 3.60

Zaldívar (50%)	35 - 40	3.70 - 4.00	2.80 - 3.10	3.40 - 3.70

Jabal Sayid (50%)	25 - 30	1.75 - 2.05	1.40 - 1.70	1.70 - 2.00

Total Attributable to Barrick[31]	180 - 210	2.65 - 2.95	2.00 - 2.30	3.10 - 3.40

ATTRIBUTABLE CAPITAL EXPENDITURES[8]

($ millions)

Attributable minesite sustaining[7,8]	1,550 - 1,750

Attributable project[7,8]	950 - 1,150

Total attributable capital expenditures[8]	2,500 - 2,900

2024 OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS

	2024 guidance assumption	Hypothetical change	Consolidated impact on EBITDA[6] (millions)	Attributable impact on EBITDA[6] (millions)	Attributable impact on TCC and AISC[10,13]

Gold price sensitivity	$1,900/oz	+$100/oz	+$550	+$400	+$4/oz

Copper price sensitivity	$3.50/lb	+/- $0.25/lb	+/- $110	+/- $110	+/- $0.01/lb

BARRICK THIRD QUARTER 2024	11	PRESS RELEASE

Production and Cost Summary - Gold

	For the three months ended

	9/30/24	6/30/24	% Change	9/30/23	% Change

Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	385	401	(4)%	478	(19)%

Gold produced (000s oz 100% basis)	625	653	(4)%	777	(19)%

Cost of sales ($/oz)	1,553	1,464	6%	1,273	22%

Total cash costs ($/oz)[b]	1,205	1,104	9%	921	31%

All-in sustaining costs ($/oz)[b]	1,633	1,636	0%	1,286	27%

Carlin (61.5%)

Gold produced (000s oz attributable basis)	182	202	(10)%	230	(21)%

Gold produced (000s oz 100% basis)	296	327	(10)%	374	(21)%

Cost of sales ($/oz)	1,478	1,390	6%	1,166	27%

Total cash costs ($/oz)[b]	1,249	1,145	9%	953	31%

All-in sustaining costs ($/oz)[b]	1,771	1,805	(2)%	1,409	26%

Cortez (61.5%)[c]

Gold produced (000s oz attributable basis)	98	102	(4)%	137	(28)%

Gold produced (000s oz 100% basis)	160	166	(4)%	224	(28)%

Cost of sales ($/oz)	1,526	1,366	12%	1,246	22%

Total cash costs ($/oz)[b]	1,180	1,013	16%	840	40%

All-in sustaining costs ($/oz)[b]	1,570	1,447	9%	1,156	36%

Turquoise Ridge (61.5%)

Gold produced (000s oz attributable basis)	76	72	6%	83	(8)%

Gold produced (000s oz 100% basis)	123	118	6%	134	(8)%

Cost of sales ($/oz)	1,674	1,603	4%	1,300	29%

Total cash costs ($/oz)[b]	1,295	1,235	5%	938	38%

All-in sustaining costs ($/oz)[b]	1,516	1,505	1%	1,106	37%

Phoenix (61.5%)

Gold produced (000s oz attributable basis)	29	25	16%	26	12%

Gold produced (000s oz 100% basis)	46	42	16%	42	12%

Cost of sales ($/oz)	1,789	2,018	(11)%	2,235	(20)%

Total cash costs ($/oz)[b]	764	781	(2)%	1,003	(24)%

All-in sustaining costs ($/oz)[b]	1,113	1,167	(5)%	1,264	(12)%

Long Canyon (61.5%)[d]

Gold produced (000s oz attributable basis)	—	—	— %	2	(100)%

Gold produced (000s oz 100% basis)	—	—	— %	3	(100)%

Cost of sales ($/oz)	—	—	— %	1,832	(100)%

Total cash costs ($/oz)[b]	—	—	— %	778	(100)%

All-in sustaining costs ($/oz)[b]	—	—	— %	831	(100)%

Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	98	80	23%	79	24%

Gold produced (000s oz 100% basis)	164	133	23%	131	24%

Cost of sales ($/oz)	1,470	1,630	(10)%	1,501	(2)%

Total cash costs ($/oz)[b]	957	1,024	(7)%	935	2%

All-in sustaining costs ($/oz)[b]	1,221	1,433	(15)%	1,280	(5)%

BARRICK THIRD QUARTER 2024	12	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	9/30/24	6/30/24	% Change	9/30/23	% Change

Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	144	137	5%	142	1%

Gold produced (000s oz 100% basis)	180	172	5%	176	1%

Cost of sales ($/oz)	1,257	1,160	8%	1,087	16%

Total cash costs ($/oz)[b]	865	795	9%	773	12%

All-in sustaining costs ($/oz)[b]	1,288	1,251	3%	1,068	21%

Kibali (45%)

Gold produced (000s oz attributable basis)	71	82	(13)%	99	(28)%

Gold produced (000s oz 100% basis)	159	182	(13)%	221	(28)%

Cost of sales ($/oz)	1,441	1,313	10%	1,152	25%

Total cash costs ($/oz)[b]	978	868	13%	694	41%

All-in sustaining costs ($/oz)[b]	1,172	1,086	8%	801	46%

Veladero (50%)

Gold produced (000s oz attributable basis)	57	56	2%	55	4%

Gold produced (000s oz 100% basis)	113	112	2%	111	4%

Cost of sales ($/oz)	1,311	1,298	1%	1,376	(5)%

Total cash costs ($/oz)[b]	951	931	2%	988	(4)%

All-in sustaining costs ($/oz)[b]	1,385	1,308	6%	1,314	5%

Porgera (24.5%)[e]

Gold produced (000s oz attributable basis)	18	11	64%	—	— %

Gold produced (000s oz 100% basis)	72	49	64%	—	— %

Cost of sales ($/oz)	1,163	1,132	3%	—	— %

Total cash costs ($/oz)[b]	999	941	6%	—	— %

All-in sustaining costs ($/oz)[b]	1,214	1,079	13%	—	— %

Tongon (89.7%)

Gold produced (000s oz attributable basis)	28	45	(38)%	47	(40)%

Gold produced (000s oz 100% basis)	32	50	(38)%	53	(40)%

Cost of sales ($/oz)	2,403	1,960	23%	1,423	69%

Total cash costs ($/oz)[b]	2,184	1,716	27%	1,217	79%

All-in sustaining costs ($/oz)[b]	2,388	1,899	26%	1,331	79%

Hemlo

Gold produced (000s oz)	30	37	(19)%	31	(3)%

Cost of sales ($/oz)	1,929	1,663	16%	1,721	12%

Total cash costs ($/oz)[b]	1,623	1,395	16%	1,502	8%

All-in sustaining costs ($/oz)[b]	2,044	1,660	23%	1,799	14%

North Mara (84%)

Gold produced (000s oz attributable basis)	75	54	39%	62	21%

Gold produced (000s oz 100% basis)	89	63	39%	73	21%

Cost of sales ($/oz)	1,108	1,570	(29)%	1,244	(11)%

Total cash costs ($/oz)[b]	850	1,266	(33)%	999	(15)%

All-in sustaining costs ($/oz)[b]	1,052	1,491	(29)%	1,429	(26)%

BARRICK THIRD QUARTER 2024	13	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	9/30/24	6/30/24	% Change	9/30/23	% Change

Bulyanhulu (84%)

Gold produced (000s oz attributable basis)	37	45	(18)%	46	(20)%

Gold produced (000s oz 100% basis)	44	53	(18)%	55	(20)%

Cost of sales ($/oz)	1,628	1,438	13%	1,261	29%

Total cash costs ($/oz)[b]	1,191	985	21%	859	39%

All-in sustaining costs ($/oz)[b]	1,470	1,243	18%	1,132	30%

Total Attributable to Barrick[f]

Gold produced (000s oz)	943	948	(1)%	1,039	(9)%

Cost of sales ($/oz)[g]	1,472	1,441	2%	1,277	15%

Total cash costs ($/oz)[b]	1,104	1,059	4%	912	21%

All-in sustaining costs ($/oz)[b]	1,507	1,498	1%	1,255	20%

a.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

c.	Includes Goldrush.

d.	Starting Q1 2024, we have ceased to include production or non-GAAP cost metrics for Long Canyon as it was placed on care and maintenance at the end of 2023, as previously reported.

e.

As Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023, no operating data or per ounce data has been provided from the third quarter of 2020 to the fourth quarter of 2023. On December 22, 2023, we completed the Commencement Agreement, pursuant to which the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is now held in a new joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, PJL. PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%.

f.

Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

g.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2024	14	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended

	9/30/24	6/30/24	% Change	9/30/23	% Change

Lumwana

Copper production (thousands of tonnes)[a]	30	25	20%	33	(9)%

Cost of sales ($/lb)	3.27	3.15	4%	2.48	32%

C1 cash costs ($/lb)[b]	2.53	2.14	18%	1.86	36%

All-in sustaining costs ($/lb)[b]	3.94	4.36	(10)%	3.41	16%

Zaldívar (50%)

Copper production (thousands of tonnes attributable basis)[a]	10	10	0%	10	0%

Copper production (thousands of tonnes 100% basis)[a]	20	19	0%	20	0%

Cost of sales ($/lb)	4.04	4.13	(2)%	3.86	5%

C1 cash costs ($/lb)[b]	2.99	3.12	(4)%	2.99	0%

All-in sustaining costs ($/lb)[b]	3.45	3.55	(3)%	3.39	2%

Jabal Sayid (50%)

Copper production (thousands of tonnes attributable basis)[a]	8	8	0%	8	0%

Copper production (thousands of tonnes 100% basis)[a]	16	16	0%	16	0%

Cost of sales ($/lb)	1.76	1.67	5%	1.72	2%

C1 cash costs ($/lb)[b]	1.54	1.34	15%	1.45	6%

All-in sustaining costs ($/lb)[b]	1.76	1.53	15%	1.64	7%

Total Attributable to Barrick

Copper production (thousands of tonnes)[a]	48	43	12%	51	(6)%

Cost of sales ($/lb)[c]	3.23	3.05	6%	2.68	21%

C1 cash costs ($/lb)[b]	2.49	2.18	14%	2.05	21%

All-in sustaining costs ($/lb)[b]	3.57	3.67	(3)%	3.23	11%

a.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.
c.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2024	15	PRESS RELEASE

Financial and Operating Highlights

			For the three months ended			For the nine months ended

	9/30/24	6/30/24	% Change	9/30/23	% Change	9/30/24	9/30/23	% Change

Financial Results ($ millions)

Revenues	3,368	3,162	7%	2,862	18%	9,277	8,338	11%

Cost of sales	2,051	1,979	4%	1,915	7%	5,966	5,793	3%

Net earnings[a]	483	370	31%	368	31%	1,148	793	45%

Adjusted net earnings[b]	529	557	(5)%	418	27%	1,419	1,001	42%

Attributable EBITDA[b]	1,292	1,289	0%	1,071	21%	3,488	2,919	19%

Attributable EBITDA margin[b]	46%	48%	(4)%	45%	2%	45%	42%	7%

Minesite sustaining capital expenditures[b,c]	511	631	(19)%	529	(3)%	1,692	1,507	12%

Project capital expenditures[b,c]	221	176	26%	227	(3)%	562	691	(19)%

Total consolidated capital expenditures[c,d]	736	819	(10)%	768	(4)%	2,283	2,225	3%

Total attributable capital expenditures[e]	583	694	(16)%	589	(1)%	1,849	1,703	9%

Net cash provided by operating activities	1,180	1,159	2%	1,127	5%	3,099	2,735	13%

Net cash provided by operating activities margin[f]	35%	37%	(5)%	39%	(10)%	33%	33%	0%

Free cash flow[b]	444	340	31%	359	24%	816	510	60%

Net earnings per share (basic and diluted)	0.28	0.21	33%	0.21	33%	0.65	0.45	44%

Adjusted net earnings (basic)[b] per share	0.30	0.32	(6)%	0.24	25%	0.81	0.57	42%

Weighted average diluted common shares (millions of shares)	1,752	1,755	0%	1,755	0%	1,754	1,755	0%

Operating Results

Gold production (thousands of ounces)[g]	943	948	(1)%	1,039	(9)%	2,831	3,000	(6)%

Gold sold (thousands of ounces)[g]	967	956	1%	1,027	(6)%	2,833	2,982	(5)%

Market gold price ($/oz)	2,474	2,338	6%	1,928	28%	2,296	1,930	19%

Realized gold price[b,g] ($/oz)	2,494	2,344	6%	1,928	29%	2,309	1,934	19%

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,472	1,441	2%	1,277	15%	1,447	1,325	9%

Gold total cash costs[b,g] ($/oz)	1,104	1,059	4%	912	21%	1,072	953	12%

Gold all-in sustaining costs[b,g] ($/oz)	1,507	1,498	1%	1,255	20%	1,495	1,325	13%

Copper production (thousands of tonnes)[g,i]	48	43	12%	51	(6)%	131	139	(6)%

Copper sold (thousands of tonnes)[g,i]	42	42	0%	46	(9)%	123	132	(7)%

Market copper price ($/lb)	4.18	4.42	(5)%	3.79	10%	4.14	3.89	6%

Realized copper price[b,g] ($/lb)	4.27	4.53	(6)%	3.78	13%	4.23	3.88	9%

Copper cost of sales (Barrick’s share)[g,j] ($/lb)	3.23	3.05	6%	2.68	21%	3.16	2.90	9%

Copper C1 cash costs[b,g] ($/lb)	2.49	2.18	14%	2.05	21%	2.35	2.33	1%

Copper all-in sustaining costs[b,g] ($/lb)	3.57	3.67	(3)%	3.23	11%	3.62	3.25	11%

	As at 9/30/24	As at 6/30/24	% Change	As at 9/30/23	% Change

Financial Position ($ millions)

Debt (current and long-term)	4,725	4,724	0%	4,775	(1)%

Cash and equivalents	4,225	4,036	5%	4,261	(1)%

Debt, net of cash	500	688	(27)%	514	(3)%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in the endnotes to this press release.
c.	Amounts presented on a consolidated cash basis. Project capital expenditures are not included in our calculation of all-in sustaining costs.
d.

Total consolidated capital expenditures also includes capitalized interest of $4 million and $29 million, respectively, for Q3 2024 and YTD 2024 (Q2 2024: $12 million; Q3 2023: $12 million; YTD 2023: $27 million).

e.	These amounts are presented on the same basis as our guidance.
f.	Represents net cash provided by operating activities divided by revenue.
g.	On an attributable basis.
h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

j.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2024	16	PRESS RELEASE

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2024	2023	2024	2023

Revenue (notes 4 and 5)	$3,368	$2,862	$9,277	$8,338

Costs and expenses (income)

Cost of sales (notes 4 and 6)	2,051	1,915	5,966	5,793

General and administrative expenses	46	30	106	97

Exploration, evaluation and project expenses	104	86	296	258

Impairment charges (note 8b)	2	—	20	23

Loss on currency translation	4	30	21	56

Closed mine rehabilitation	59	(44)	48	(35)

Income from equity investees (note 11)	(51)	(68)	(214)	(179)

Other expense (note 8a)	46	58	143	128

Income before finance costs and income taxes	$1,107	$855	$2,891	$2,197

Finance costs, net	(82)	(52)	(164)	(154)

Income before income taxes	$1,025	$803	$2,727	$2,043

Income tax expense (note 9)	(245)	(218)	(826)	(687)

Net income	$780	$585	$1,901	$1,356

Attributable to:

Equity holders of Barrick Gold Corporation	$483	$368	$1,148	$793

Non-controlling interests (note 14)	$297	$217	$753	$563

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 7)

Net income

Basic	$0.28	$0.21	$0.65	$0.45

Diluted	$0.28	$0.21	$0.65	$0.45

The notes to these unaudited condensed interim financial statements, which are contained in the Third Quarter Report 2024 available on our website, are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2024	17	PRESS RELEASE

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2024	2023	2024	2023

Net income	$780	$585	$1,901	$1,356

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Unrealized gains on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	—	—	1	—

Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	—	—	—	(3)

Items that will not be reclassified to profit or loss:

Net change on equity investments, net of tax ($1), $1, $nil and $nil	3	(12)	12	(17)

Total other comprehensive income (loss)	3	(12)	13	(20)

Total comprehensive income	$783	$573	$1,914	$1,336

Attributable to:

Equity holders of Barrick Gold Corporation	$486	$356	$1,161	$773

Non-controlling interests	$297	$217	$753	$563

The notes to these unaudited condensed interim financial statements, which are contained in the Third Quarter Report 2024 available on our website, are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2024	18	PRESS RELEASE

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2024	2023	2024	2023

OPERATING ACTIVITIES

Net income	$780	$585	$1,901	$1,356

Adjustments for the following items:

Depreciation	477	504	1,431	1,479

Finance costs, net	82	52	164	154

Impairment charges (note 8b)	2	—	20	23

Income tax expense (note 9)	245	218	826	687

Income from equity investees (note 11)	(51)	(68)	(214)	(179)

Gain on sale of non-current assets	(1)	(4)	(7)	(10)

Loss on currency translation	4	30	21	56

Change in working capital (note 10)	(251)	(38)	(380)	(262)

Other operating activities (note 10)	45	(83)	(54)	(109)

Operating cash flows before interest and income taxes	1,332	1,196	3,708	3,195

Interest paid	(76)	(31)	(234)	(184)

Interest received	66	57	184	157

Income taxes paid[1]	(142)	(95)	(559)	(433)

Net cash provided by operating activities	1,180	1,127	3,099	2,735

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 4)	(736)	(768)	(2,283)	(2,225)

Sales proceeds	2	2	9	8

Investment sales	44	3	77	3

Funding of equity method investments (note 11)	—	—	(55)	—

Dividends received from equity method investments (note 11)	38	74	127	159

Shareholder loan repayments from equity method investments	49	—	139	5

Net cash used in investing activities	(603)	(689)	(1,986)	(2,050)

FINANCING ACTIVITIES

Lease repayments	(4)	(3)	(11)	(11)

Dividends	(174)	(175)	(524)	(524)

Share buyback program (note 13)	(95)	—	(144)	—

Funding from non-controlling interests (note 14)	32	13	84	23

Disbursements to non-controlling interests (note 14)	(142)	(175)	(432)	(399)

Pueblo Viejo JV partner shareholder loan	(4)	7	(6)	48

Net cash used in financing activities	(387)	(333)	(1,033)	(863)

Effect of exchange rate changes on cash and equivalents	(1)	(1)	(3)	(1)

Net increase (decrease) in cash and equivalents	189	104	77	(179)

Cash and equivalents at the beginning of period	4,036	4,157	4,148	4,440

Cash and equivalents at the end of period	$4,225	$4,261	$4,225	$4,261

[1]

Income taxes paid excludes $36 million (2023: $68 million) for the three months ended September 30, 2024 and $65 million (2023: $124 million) for the nine months ended September 30, 2024 of income taxes payable that were settled against offsetting value added taxes (“VAT”) receivables.

The notes to these unaudited condensed interim financial statements, which are contained in the Third Quarter Report 2024 available on our website, are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2024	19	PRESS RELEASE

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at September 30, 2024	As at December 31, 2023

ASSETS

Current assets

Cash and equivalents	$4,225	$4,148

Accounts receivable	684	693

Inventories	1,784	1,782

Other current assets	1,334	815

Total current assets	$8,027	$7,438

Non-current assets

Non-current portion of inventory	2,728	2,738

Equity in investees (note 11)	4,275	4,133

Property, plant and equipment	27,288	26,416

Intangible assets	148	149

Goodwill	3,581	3,581

Other assets	1,307	1,356

Total assets	$47,354	$45,811

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,479	$1,503

Debt	13	11

Current income tax liabilities	479	303

Other current liabilities	1,058	539

Total current liabilities	$3,029	$2,356

Non-current liabilities

Debt	4,712	4,715

Provisions	2,032	2,058

Deferred income tax liabilities	3,479	3,439

Other liabilities	1,205	1,241

Total liabilities	$14,457	$13,809

Equity

Capital stock (note 13)	$27,996	$28,117

Deficit	(6,092)	(6,713)

Accumulated other comprehensive income	37	24

Other	1,890	1,913

Total equity attributable to Barrick Gold Corporation shareholders	$23,831	$23,341

Non-controlling interests (note 14)	9,066	8,661

Total equity	$32,897	$32,002

Contingencies and commitments (notes 4 and 15)

Total liabilities and equity	$47,354	$45,811

The notes to these unaudited condensed interim financial statements, which are contained in the Third Quarter Report 2024 available on our website, are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2024	20	PRESS RELEASE

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At January 1, 2024	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002

Net income	—	—	1,148	—	—	1,148	753	1,901

Total other comprehensive income	—	—	—	13	—	13	—	13

Total comprehensive income	—	—	1,148	13	—	1,161	753	1,914

Transactions with owners

Dividends	—	—	(524)	—	—	(524)	—	(524)

Funding from non-controlling interests (note 14)	—	—	—	—	—	—	84	84

Disbursements to non-controlling interests (note 14)	—	—	—	—	—	—	(432)	(432)

Dividend reinvestment plan (note 13)	154	3	(3)	—	—	—	—	—

Share buyback program (note 13)	(7,675)	(124)	—	—	(23)	(147)	—	(147)

Total transactions with owners	(7,521)	(121)	(527)	—	(23)	(671)	(348)	(1,019)

At September 30, 2024	1,748,049	$27,996	($6,092)	$37	$1,890	$23,831	$9,066	$32,897

At January 1, 2023	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289

Net income	—	—	793	—	—	793	563	1,356

Total other comprehensive loss	—	—	—	(20)	—	(20)	—	(20)

Total comprehensive income (loss)	—	—	793	(20)	—	773	563	1,336

Transactions with owners

Dividends	—	—	(524)	—	—	(524)	—	(524)

Funding from non-controlling interests	—	—	—	—	—	—	23	23

Disbursements to non-controlling interests	—	—	—	—	—	—	(426)	(426)

Dividend reinvestment plan	173	3	(3)	—	—	—	—	—

Total transactions with owners	173	3	(527)	—	—	(524)	(403)	(927)

At September 30, 2023	1,755,523	$28,117	($7,016)	$6	$1,913	$23,020	$8,678	$31,698

[1]	Includes cumulative translation losses at September 30, 2024: $95 million (December 31, 2023: $95 million; September 30, 2023: $95 million).

[2]	Includes additional paid-in capital as at September 30, 2024: $1,852 million (December 31, 2023: $1,875 million; September 30, 2023: $1,875 million).

The notes to these unaudited condensed interim financial statements, which are contained in the Third Quarter Report 2024 available on our website, are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2024	21	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive (in this capacity, Mr. Bottoms is also responsible on an interim basis for scientific and technical information relating to the Latin America and Asia Pacific region); John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 –Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2023.

Endnotes

Endnote 1

“Free cash flow” is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. Further details on this non-GAAP financial performance measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended		For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Net cash provided by operating activities	1,180	1,159	1,127	3,099	2,735

Capital expenditures	(736)	(819)	(768)	(2,283)	(2,225)

Free cash flow	444	340	359	816	510

Endnote 2

On an attributable basis.

Endnote 3

“Realized price” is a non-GAAP financial performance measure which excludes from sales: treatment and refining charges; and cumulative catch-up adjustment to revenue relating to our streaming arrangements. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our company’s past performance and is a better indicator of its expected performance in future periods. The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2024	22	PRESS RELEASE

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper			Gold		Copper
				For the three months ended				For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23	9/30/24	9/30/23

Sales	3,097	2,868	2,588	213	219	209	8,493	7,583	595	569

Sales applicable to non-controlling interests	(930)	(850)	(797)	0	0	0	(2,575)	(2,307)	0	0

Sales applicable to equity method investments[a,b]	241	217	187	141	161	126	609	484	438	419

Sales applicable to sites in closure or care and maintenance[c]	(2)	(3)	(4)	0	0	0	(7)	(13)	0	0

Treatment and refinement charges	7	8	7	39	38	47	22	22	111	140

Revenues – as adjusted	2,413	2,240	1,981	393	418	382	6,542	5,769	1,144	1,128

Ounces/pounds sold (000s ounces/millions pounds)[c]	967	956	1,027	91	93	101	2,833	2,982	270	291

Realized gold/copper price per ounce/pound[d]	2,494	2,344	1,928	4.27	4.53	3.78	2,309	1,934	4.23	3.88

a.

Represents sales of $193 million and $533 million, respectively, for Q3 2024 and YTD 2024 (Q2 2024: $189 million; Q3 2023: $187 million; YTD 2023: $484 million) applicable to our 45% equity method investment in Kibali and $48 million and $76 million, respectively (Q2 2024: $28 million; Q3 2023: $nil; YTD 2023: $nil, respectively) applicable to our 24.5% equity method investment in Porgera for gold. Represents sales of $91 million and $260 million, respectively, for Q3 2024 and YTD 2024 (Q2 2024: $89 million; Q3 2023: $82 million; YTD 2023: $261 million) applicable to our 50% equity method investment in Zaldívar and $55 million and $196 million, respectively (Q2 2024: $79 million; Q3 2023: $49 million; YTD 2023: $176 million), applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

On an attributable basis. Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

d.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Endnote 4

Net earnings represents net earnings attributable to the equity holders of the Company.

Endnote 5

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; acquisition/disposition gains/losses; foreign currency translation gains/losses; significant tax adjustments; other items that are not indicative of the underlying operating performance of our core mining business; and tax effect and non-controlling interest of the above items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)		For the three months ended		For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Net earnings attributable to equity holders of the Company	483	370	368	1,148	793

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	2	1	0	20	23

Acquisition/disposition gains	(1)	(5)	(4)	(7)	(10)

Loss on currency translation	4	5	30	21	56

Significant tax adjustments[b]	(30)	137	19	136	100

Other expense (income) adjustments[c]	97	48	(5)	136	55

Non-controlling interest[d]	(7)	0	4	(11)	(9)

Tax effect[d]	(19)	1	6	(24)	(7)

Adjusted net earnings	529	557	418	1,419	1,001

Net earnings per share[e]	0.28	0.21	0.21	0.65	0.45

Adjusted net earnings per share[e]	0.30	0.32	0.24	0.81	0.57

a.	The net impairment charges for YTD 2024 and 2023 relate to miscellaneous assets.
b.

For Q3 2024 and YTD 2024, significant tax adjustments include the de-recognition of deferred tax assets; the impact of the community relations projects at Tanzania per our community investment obligations under the Twiga partnership, and the re-measurement of deferred tax balances. Significant tax adjustments for YTD 2024 also include the proposed settlement of the Zaldívar Tax Assessments in Chile, and adjustments in respect of prior years. For YTD 2023,

BARRICK THIRD QUARTER 2024	23	PRESS RELEASE

significant tax adjustments mainly related to the settlement agreement to resolve the tax dispute at Porgera, the de-recognition of deferred tax assets, adjustments in respect of prior years and the re-measurement of deferred tax balances.

c.

For Q3 2024, other expense adjustments mainly relate to the $40 million accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership, and changes in the discount rate assumptions on our closed mine rehabilitation provision, combined with a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick. YTD 2024 was further impacted by the interest and penalties recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile, which was recorded in Q2 2024. Other expense adjustments for YTD 2023 mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera, and the $30 million accrual relating to the expansion of education infrastructure in Tanzania, also pursuant to the Twiga partnership.

d.	Non-controlling interest and tax effect for YTD 2024 primarily relates to other expense adjustments and net impairment charges.
e.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 6

EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business and which is aligned with how we present our forward looking guidance on gold ounces and copper pounds produced. Attributable EBITDA margin is calculated as attributable EBITDA divided by revenues - as adjusted. We believe this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit. Starting with the Q2 2024 MD&A, we are presenting net leverage as a non-GAAP ratio and is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet. EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

($ millions)		For the three months ended		For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Net earnings	780	634	585	1,901	1,356

Income tax expense	245	407	218	826	687

Finance costs, net[a]	59	28	30	97	90

Depreciation	477	480	504	1,431	1,479

EBITDA	1,561	1,549	1,337	4,255	3,612

Impairment charges of non-current assets[b]	2	1	0	20	23

Acquisition/disposition gains	(1)	(5)	(4)	(7)	(10)

Loss on currency translation	4	5	30	21	56

Other expense (income) adjustments[c]	97	48	(5)	136	55

Income tax expense, net finance costs[a], and depreciation from equity investees	110	119	106	331	279

Adjusted EBITDA	1,773	1,717	1,464	4,756	4,015

Non-controlling Interests	(481)	(428)	(393)	(1,268)	(1,096)

Attributable EBITDA	1,292	1,289	1,071	3,488	2,919

Revenues - as adjusted[d]	2,806	2,658	2,363	7,686	6,897

Attributable EBITDA margin[e]	46%	48%	45%	45%	42%

				As at 9/30/24	As at 12/31/23

Net leverage[f]				0.1:1	0.1:1

a.	Finance costs exclude accretion.
b.	The net impairment charges for YTD 2024 and 2023 relate to miscellaneous assets.
c.

For Q3 2024, other expense adjustments mainly relate to the $40 million accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership, and changes in the discount rate assumptions on our closed mine rehabilitation provision, combined with a provision

BARRICK THIRD QUARTER 2024	24	PRESS RELEASE

made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick. YTD 2024 was further impacted by the interest and penalties recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile, which was recorded in Q2 2024. Other expense adjustments for YTD 2023 mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera, and the $30 million accrual relating to the expansion of education infrastructure in Tanzania, also pursuant to the Twiga partnership.

d.	Refer to Reconciliation of Sales to Realized Price per ounce/pound on page 62 of the Q3 2024 MD&A.
e.	Represents attributable EBITDA divided by revenues - as adjusted.
f.	Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

Endnote 7

These amounts are presented on the same basis as our guidance. Minesite sustaining capital expenditures and project capital expenditures are non-GAAP financial measures. Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

($ millions)		For the three months ended		For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Minesite sustaining capital expenditures	511	631	529	1,692	1,507

Project capital expenditures	221	176	227	562	691

Capitalized interest	4	12	12	29	27

Total consolidated capital expenditures	736	819	768	2,283	2,225

Endnote 8

Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara and Bulyanhulu, our 50% share of Zaldívar and Jabal Sayid and, beginning in 2024, our 24.5% share of Porgera.

Endnote 9

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (on an attributable basis using Barrick’s ownership share).

Endnote 10

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall company basis. “Total cash costs” per ounce start with our cost of sales related to gold production and removes depreciation, the noncontrolling interest of cost of sales and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels. “All-in costs” per ounce start with “All-in sustaining costs” and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2024	25	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended			For the nine months ended

	Footnote	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Cost of sales applicable to gold production		1,856	1,799	1,736	5,416	5,250

Depreciation		(409)	(401)	(427)	(1,217)	(1,285)

Cash cost of sales applicable to equity method investments		93	77	65	226	195

By-product credits		(58)	(75)	(65)	(189)	(186)

Non-recurring items	a	0	0	0	0	0

Other	b	3	5	7	10	12

Non-controlling interests	c	(417)	(393)	(380)	(1,210)	(1,146)

Total cash costs		1,068	1,012	936	3,036	2,840

General & administrative costs		46	32	30	106	97

Minesite exploration and evaluation costs	d	10	6	11	29	36

Minesite sustaining capital expenditures	e	511	631	529	1,692	1,507

Sustaining leases		8	9	7	23	23

Rehabilitation - accretion and amortization (operating sites)	f	14	20	14	51	43

Non-controlling interest, copper operations and other	g	(199)	(278)	(238)	(701)	(594)

All-in sustaining costs		1,458	1,432	1,289	4,236	3,952

Ounces sold - attributable basis (000s ounces)	h	967	956	1,027	2,833	2,982

Cost of sales per ounce	i,j	1,472	1,441	1,277	1,447	1,325

Total cash costs per ounce	j	1,104	1,059	912	1,072	953

Total cash costs per ounce (on a co-product basis)	j,k	1,145	1,112	954	1,117	995

All-in sustaining costs per ounce	j	1,507	1,498	1,255	1,495	1,325

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,548	1,551	1,297	1,540	1,367

a.	Non-recurring items - These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

b.	Other - Other adjustments for Q3 2024 and YTD 2024 include the removal of total cash costs and by-product credits associated with Pierina of $nil and $nil, respectively (Q2 2024: $nil; Q3 2023: $nil; YTD 2023: $3 million), which was producing incidental ounces until December 31, 2023 while in closure.

c.	Non-controlling interests - Non-controlling interests include non-controlling interests related to gold production of $556 million and $1,630 million, respectively, for Q3 2024 and YTD 2024 (Q2 2024: $532 million; Q3 2023: $536 million; YTD 2023: $1,598 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 4 to the Financial Statements for further information.

d.	Exploration and evaluation costs - Exploration, evaluation and project expenses are presented as minesite sustaining if they support current mine operations and project if they relate to future projects. Refer to page 39 of the Q3 2024 MD&A.

e.	Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

f.	Rehabilitation—accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.	Non-controlling interest and copper operations - Removes general and administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina up until December 31, 2023. The impact is summarized as the following:

($ millions)		For the three months ended		For the nine months ended

Non-controlling interest, copper operations and other	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

General & administrative costs	(7)	(6)	(5)	(17)	(16)

Minesite exploration and evaluation expenses	(2)	(4)	(4)	(8)	(12)

Rehabilitation - accretion and amortization (operating sites)	(5)	(6)	(5)	(16)	(15)

Minesite sustaining capital expenditures	(185)	(262)	(224)	(660)	(551)

All-in sustaining costs total	(199)	(278)	(238)	(701)	(594)

h.	Ounces sold - attributable basis - Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

i.	Cost of sales per ounce - Figures remove the cost of sales impact of: Pierina of $nil and $nil, respectively, for Q3 2024 and YTD 2024 (Q2 2024: $nil; Q3 2023: $nil; YTD 2023: $3 million), which was producing incidental ounces up until December 31, 2023 while in closure. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures - Cost of sales per ounce, total cash costs per ounce and all-in sustaining costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.

Co-product costs per ounce

Total cash costs per ounce and all-in sustaining costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

BARRICK THIRD QUARTER 2024	26	PRESS RELEASE

($ millions)		For the three months ended		For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

By-product credits	58	75	65	189	186

Non-controlling interest	(18)	(24)	(22)	(60)	(61)

By-product credits (net of non-controlling interest)	40	51	43	129	125

Endnote 11

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Our copper cost metrics are still reported on a per pound basis.

Endnote 12

Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (on an attributable basis using Barrick’s ownership share).

Endnote 13

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures related to our copper mine operations. We believe that “C1 cash costs” per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. “C1 cash costs” per pound excludes royalties and non-routine charges as they are not direct production costs. “All-in sustaining costs” per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. “All-in sustaining costs” per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties, reclamation cost accretion and amortization and writedowns taken on inventory to net realizable value. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended		For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Cost of sales	187	172	167	527	517

Depreciation/amortization	(60)	(71)	(70)	(191)	(173)

Treatment and refinement charges	39	38	47	111	140

Cash cost of sales applicable to equity method investments	83	84	82	249	253

Less: royalties	(17)	(16)	(15)	(45)	(46)

By-product credits	(3)	(6)	(4)	(14)	(14)

Other	0	0	0	0	0

C1 cash costs	229	201	207	637	677

General & administrative costs	6	5	6	15	16

Rehabilitation - accretion and amortization	2	2	3	6	7

Royalties	17	16	15	45	46

Minesite exploration and evaluation costs	1	1	3	2	7

Minesite sustaining capital expenditures	71	111	91	265	182

Sustaining leases	2	4	2	7	9

All-in sustaining costs	328	340	327	977	944

Tonnes sold - attributable basis (thousands of tonnes)	42	42	46	123	132

Pounds sold - attributable basis (millions pounds)	91	93	101	270	291

Cost of sales per pound[a,b]	3.23	3.05	2.68	3.16	2.90

C1 cash costs per pound[a]	2.49	2.18	2.05	2.35	2.33

All-in sustaining costs per pound[a]	3.57	3.67	3.23	3.62	3.25

a.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (on an attributable basis using Barrick’s ownership share).

Endnote 14

Gold margins are calculated as realized price3 per ounce of gold minus cost of sales per ounce of gold. Refer to page 5 of the Q3 2024 MD&A.

BARRICK THIRD QUARTER 2024	27	PRESS RELEASE

Endnote 15

A Tier One Gold Asset is an asset with a $1,300/oz reserve with potential for 5 million ounces to support a minimum 10-year life, annual production of at least 500,000 ounces of gold and with all-in sustaining costs per ounce in the lower half of the industry cost curve. A Tier One Copper Asset is an asset with a $3.00/lb reserve with potential for 5 million tonnes or more of contained copper to support a minimum 20-year life, annual production of at least 200ktpa, with all-in sustaining costs per pound in the lower half of the industry cost curve. Tier One Assets must be located in a world class geological district with potential for organic reserve growth and long-term geologically driven addition.

Endnote 16

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate (“LTIFR”) is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

Endnote 17

See the Technical Report on the Pueblo Viejo mine, Dominican Republic, dated March 17, 2023, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 17, 2023.

Endnote 18

Financial metrics and production metrics are based upon Barrick’s internal pre-feasibility study which is conceptual in nature because it includes mineral resources that are not yet categorized as mineral reserves, and there is no certainty that the pre-feasibility assessment will be realized. These metrics are subject to change upon completion of the feasibility study. The assumptions outlined within the pre-feasibility study assessment have formed the basis for the ongoing study and were made by a Qualified Person. The Qualified Person will evaluate the results of the completed feasibility study before determining whether all or a part of the mineral resource for the Super Pit Expansion Project may be converted to a mineral reserve.

Endnote 19

The results in this press release represent forward-looking information and are based on Barrick’s internal pre-feasibility study for the Super Pit. These results are based on mineral resources only and depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Barrick is in the process of completing a feasibility study in respect of the Super Pit, the results of which may differ from the figures disclosed in this press release. Barrick does not currently identify Lumwana as a material property. Barrick expects to reevaluate Lumwana’s status as a potential material property following the completion of the feasibility study for the Super Pit Expansion Project and the preparation of updated mineral reserves and resources estimates for Lumwana as of December 31, 2024. A Technical Report will be prepared in accordance with Form 43-101F1 and filed on SEDAR+ within 45 days of the disclosure of the results of the feasibility study if Lumwana is classified as a material property.

Endnote 20

Life of Mine Plan mined tonnes, grade and ounces and financials are based on the pre-feasibility study but are conceptual in nature due to using mineral resources and are subject to change with completion of the feasibility study which is anticipated for Q4 2024.

Endnote 21

All financial metrics are estimated based upon CIBC Global Mining Group mean long-term consensus forecast copper price of $4.13/lb. Refer to the below table for the complete list of Barrick’s outlook assumptions.

Key Outlook Assumptions	2024	2025	2026+

Gold Price ($/oz)	1,900	1,300	1,300

Copper Price ($/lb)	3.50	3.00	3.00

Oil Price (WTI) ($/barrel)	80	70	70

AUD Exchange Rate (AUD:USD)	0.75	0.75	0.75

ARS Exchange Rate (USD:ARS)	800	800	800

CAD Exchange Rate (USD:CAD)	1.30	1.30	1.30

CLP Exchange Rate (USD:CLP)	900	900	900

EUR Exchange Rate (EUR:USD)	1.10	1.20	1.20

BARRICK THIRD QUARTER 2024	28	PRESS RELEASE

Endnote 22

Scenario assumes an indicative production profile for Reko Diq and Lumwana, both of which are conceptual in nature. Does not include Fourmile. Refer to the below table for the complete list of Barrick’s outlook assumptions.

Key Outlook Assumptions	2024	2025	2026+

Gold Price ($/oz)	1,900	1,300	1,300

Copper Price ($/lb)	3.50	3.00	3.00

Oil Price (WTI) ($/barrel)	80	70	70

AUD Exchange Rate (AUD:USD)	0.75	0.75	0.75

ARS Exchange Rate (USD:ARS)	800	800	800

CAD Exchange Rate (USD:CAD)	1.30	1.30	1.30

CLP Exchange Rate (USD:CLP)	900	900	900

EUR Exchange Rate (EUR:USD)	1.10	1.20	1.20

Gold equivalent ounces calculated from our copper assets are calculated using a gold price of $1,300/oz and copper price of $3.00/lb. Barrick’s ten-year indicative production profile for gold equivalent ounces is based on the following assumptions:

Barrick’s five-year indicative outlook is based on our current operating asset portfolio, sustaining projects in progress and exploration/mineral resource management initiatives in execution. This outlook is based on our current reserves and resources and assumes that we will continue to be able to convert resources into reserves. Additional asset optimization, further exploration growth, new project initiatives and divestitures are not included. For the company’s gold and copper segments, and where applicable for a specific region, this indicative outlook is subject to change and assumes the following: new open pit production permitted and commencing at Hemlo in the second half of 2025, allowing three years for permitting and two years for pre-stripping prior to first ore production in 2027; and production from the Zaldívar CuproChlor® Chloride Leach Project (Antofagasta is the operator of Zaldívar).

Our five-year indicative outlook excludes: production from Fourmile; Pierina, and Golden Sunlight, both of which are currently in care and maintenance; and production from long-term greenfield optionality from Donlin, Pascua-Lama, Norte Abierto and Alturas.

Barrick’s ten-year indicative production profile is subject to change and is based on the same assumptions as the current five-year outlook detailed above, except that the subsequent five years of the ten-year outlook assumes attributable production from Fourmile as well as exploration and mineral resource management projects in execution at Nevada Gold Mines and Hemlo.

Barrick’s five-year and ten-year production profile in this presentation also assumes an indicative gold and copper production profile for Reko Diq and an indicative copper production profile for the Lumwana Super Pit expansion, both of which are conceptual in nature.

Endnote 23

Refer to the Technical Report on the Cortez Complex, Lander and Eureka Counties, State of Nevada, USA, dated December 31, 2021, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 18, 2022.

Endnote 24

Indicative production profiles from Fourmile and Lumwana and recovered production profiles from Reko Diq are conceptual in nature and subject to change following completion of Fourmile’s pre-feasibility study, Lumwana’s feasibility study and Reko Diq’s updated feasibility study, respectively. Fourmile is currently 100% owned by Barrick. As previously disclosed, Barrick anticipates Fourmile being contributed to the Nevada Gold Mines joint venture, at fair market value, if certain criteria are met.

BARRICK THIRD QUARTER 2024	29	PRESS RELEASE

Endnote 25

“14 million ounce Leeville project” refers to total historical gold production of the Leeville Complex from 2005 to 2023 of 8.5 million ounces (100% basis) plus estimated year-end 2023 probable mineral reserves of the Leeville Complex of 5.4 million ounces of gold (100% basis).

Leeville (100% Basis)

Year	Tonnes Processed (kt)	Head Grade (g/t)	Gold Produced (oz)

2005	43	12.18	16,649

2006	378	15.86	192,678

2007	635	13.06	266,602

2008	1,132	13.34	485,607

2009	1,308	12.81	538,597

2010	1,480	11.98	569,915

2011	1,569	10.22	515,429

2012	1,091	9.77	342,495

2013	1,300	9.44	394,388

2014	1,107	9.29	330,622

2015	1,147	9.21	339,814

2016	1,377	9.19	407,024

2017	1,498	9.67	465,799

2018	1,438	9.75	450,661

2019	1,439	9.74	450,744

2020	1,445	9.83	456,899

2021	1,406	9.65	436,268

2022	1,433	9.42	433,791

2023	1,503	9.51	459,744

Total	22,730	10.34	7,553,728

Pete Bajo (100% Basis)

Year	Tonnes Processed (kt)	Head Grade (g/t)	Gold Produced (oz)

2011	71	11.77	26,7

2012	219	11.27	79,2

2013	208	8.43	56,2

2014	217	8.64	60,2

2015	269	8.61	74,5

2016	270	8.77	76,0

2017	289	7.95	73,9

2018	242	8.26	64,1

2019	280	8.72	78,4

2020	319	8.51	87,4

2021	323	8.16	84,7

2022	339	7.24	78,8

2023	323	7.34	76,2

Total	3,368	8.47	916,82

Rita K (100% Basis)

Year	Tonnes Processed (kt)	Head Grade (g/t)	Gold Produced (oz)

2020	3	4.8	438

2021	26	5.9	5,028

2022	115	7.45	27,561

2023	85	6.26	17,067

Total	229	6.8	50,094

Total Leeville Complex (100% Basis)

Year	Tonnes Processed (kt)	Head Grade (g/t)	Gold Produced (oz)

2005	43	12.18	16,649

2006	378	15.86	192,678

2007	635	13.06	266,602

2008	1,132	13.34	485,607

2009	1,308	12.81	538,597

2010	1,480	11.98	569,915

2011	1,640	10.29	542,151

2012	1,310	10.02	421,768

2013	1,507	9.3	450,646

2014	1,324	9.18	390,899

2015	1,417	9.1	414,340

2016	1,647	9.12	483,059

2017	1,788	9.39	539,704

2018	1,679	9.54	514,796

2019	1,719	9.57	529,188

2020	1,767	9.59	544,795

2021	1,756	9.32	526,003

2022	1,887	8.9	540,166

2023	1,911	9	553,083

Total	26,327	10.07	8,520,645

Historical production data sourced from Barrick and Newmont company filings.

Fallon forms part of Leeville Complex but is not included in the tables above due to lack of production.

Estimates of Leeville Complex mineral reserves as of December 31, 2023 on a 100% basis: Probable mineral reserves of 20 million tonnes grading 8.48g/t, representing 5.4 million ounces of gold. Currently, no proven mineral reserves are reported for Leeville Complex. Leeville Complex comprises:

•	Pete Bajo: Probable mineral reserves of 2.0 million tonnes grading 7.39g/t, representing 0.47 million ounces of gold

•	Rita K: Probable mineral reserves of 3.5 million tonnes grading 6.26g/t, representing 0.70 million ounces of gold

•	Leeville: Probable mineral reserves of 14 million tonnes grading 9.17g/t, representing 4.2 million ounces of gold

BARRICK THIRD QUARTER 2024	30	PRESS RELEASE

Endnote 26

Proven and probable reserve gains calculated from cumulative net change in reserves from year end 2019 to 2023. Reserve replacement percentage is calculated from the cumulative net change in reserves from year end 2019 to 2023 divided by the cumulative depletion in reserves from year end 2019 to 2023 as shown in the table below.

Year	Attributable P&P Gold (Moz)	Attributable Gold Acquisition & Divestments (Moz)	Attributable Gold Depletion (Moz)	Attributable Gold Net Change (Moz)

2019[a]	71	—	—	—

2020[b]	68	(2.2)	(5.5)	4.2

2021[c]	69	(0.91)	(5.4)	8.1

2022[d]	76	—	(4.8)	12

2023[e]	77	—	(4.6)	5

2019-2023 Total	N/A	(3.1)	(20)	29

Totals may not appear to sum correctly due to rounding.

Attributable acquisitions and divestments includes the following: a decrease of 2.2 Moz in proven and probable gold reserves from December 31, 2019 to December 31, 2020, as a result of the divestiture of Barrick’s Massawa gold project effective March 4, 2020; and a decrease of 0.91 Moz in proven and probable gold reserves from December 31, 2020 to December 31, 2021, as a result of the change in Barrick’s ownership interest in Porgera from 47.5% to 24.5% and the net impact of the asset exchange of Lone Tree to i-80 Gold for the remaining 50% of South Arturo that Nevada Gold Mines did not already own.

All estimates are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities.

a.

Estimates as of December 31, 2019, unless otherwise noted. Proven reserves of 280 million tonnes grading 2.42 g/t, representing 22 million ounces of gold and Probable reserves of 1,000 million tonnes grading 1.48 g/t, representing 49 million ounces of gold.

b.

Estimates as of December 31, 2020, unless otherwise noted. Proven reserves of 280 million tonnes grading 2.37g/t, representing 21 million ounces of gold and Probable reserves of 990 million tonnes grading 1.46g/t, representing 47 million ounces of gold.

c.

Estimates as of December 31, 2021, unless otherwise noted. Proven mineral reserves of 240 million tonnes grading 2.20g/t, representing 17 million ounces of gold and Probable reserves of 1,000 million tonnes grading 1.60g/t, representing 53 million ounces of gold.

d.

Estimates as of December 31, 2022, unless otherwise noted. Proven mineral reserves of 260 million tonnes grading 2.26g/t, representing 19 million ounces of gold and Probable reserves of 1,200 million tonnes grading 1.53g/t, representing 57 million ounces of gold.

e.

Estimates are as of December 31, 2023, unless otherwise noted. Proven mineral reserves of 250 million tonnes grading 1.85g/t, representing 15 million ounces of gold. Probable reserves of 1,200 million tonnes grading 1.61g/t, representing 61 million ounces of gold

Endnote 27

Includes Goldrush.

Endnote 28

Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023. On December 22, 2023, the Porgera Project Commencement Agreement was completed and recommissioning of the mine commenced. As a result, Porgera is included in our 2024 guidance at 24.5%.

Endnote 29

Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.

Endnote 30

Operating division guidance ranges reflect expectations at each individual operating division and may not add up to the company wide guidance range total.

Endnote 31

Includes corporate administration costs.

BARRICK THIRD QUARTER 2024	31	PRESS RELEASE

Shares Listed

GOLD	The New York Stock Exchange
ABX	The Toronto Stock Exchange

Transfer Agents and Registrars

TSX Trust Company

301 – 100 Adelaide Street West

Toronto, Ontario M5H 4H1

Canada

or

Equiniti Trust Company, LLC

6201 – 15th Avenue

Brooklyn, New York 11219

USA

Telephone: 1 800 387 0825

Fax: 1 888 249 6189

Email: shareholderinquiries@tmx.com

Website: www.tsxtrust.com

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861 9911

Email: investor@barrick.com

Website: www.barrick.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 7880 711 386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 7797 711 338

Investor and Media Relations

Kathy du Plessis

+44 207 557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “on track”, “expect”, “strategy”, “target”, “plan”, “set”, “focus”, “scheduled”, “ramp up”, “opportunities”, “guidance”, “project”, “expand”, “invest”, “study”, “continue”, “ongoing”, “progress”, “develop”, “estimate”, “growth”, “potential”, “prospect”, “future”, “extend”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates and anticipated production growth from Barrick’s organic project pipeline and reserve replacement; Barrick’s global exploration strategy and planned exploration activities; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status, including Fourmile and Lumwana; ongoing optimization work, the status of the new tailings facility and resettlement at Pueblo Viejo; expected benefits of our planned investments in equipment, infrastructure and technology; Barrick’s copper strategy; Barrick’s Lumwana Super Pit expansion project and estimated copper production and throughput from the Super Pit, including projected mining rates, and its ability to extend Lumwana’s life of mine; the potential for Lumwana to become a top 25 copper producer; expected cost and production improvements resulting from the Super Pit expansion project, including our estimated net present value and internal rate of return; our plans for, and expected completion and benefits of, our growth projects; potential mineralization and metal or mineral recoveries; timing of completion of the feasibility studies for Reko Diq and the Lumwana Super Pit; projected annual production for Reko Diq and Goldrush; our pipeline of high confidence projects at or near existing operations, including Fourmile; the potential for Leeville to double or triple Carlin’s existing mineral reserves and extend its life of mine; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including employment and training initiatives, climate change (including our greenhouse gas (“GHG”) emissions reduction targets and renewable energy initiatives), and rehabilitation and closure initiatives; Barrick’s performance dividend policy and share buyback program; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking

BARRICK THIRD QUARTER 2024	32	PRESS RELEASE

statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the status of value added tax refunds received in Chile in connection with the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to greenhouse gas emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which require reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cyber-attacks, cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK THIRD QUARTER 2024	33	PRESS RELEASE